Brent B. Siler

T: +1 703 456 8058

bsiler@cooley.com

VIA EDGAR

February 13, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Ms. Keira Nakada
Mr. Jim Rosenberg
Mr. Preston Brewer

Re:	KemPharm, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 26, 2015
CIK No. 0001434647

Ladies and Gentlemen:

On behalf of our client, KemPharm, Inc. (“KemPharm” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 10, 2015 (the “Comment Letter”) relating to the Company’s above referenced Amendment No.1 to Draft Registration Statement on Form S-1 submitted on January 26, 2015 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on January 26, 2015.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

General

1.	We note your disclosure on pages 29, 57 and 73 where you describe the royalty rate that MonoSol RX LLC may receive under various circumstances as low-double-digit. You should instead describe the royalty rate as a range less than 10%, such as teens, twenties, low teens, low twenties, etc., as applicable. Please revise your disclosure accordingly.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

February 13, 2015

Page Two

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 57 and 73 of the Amended DRS.

We face substantial competition…, page 37

2.	Please revise your disclosure on pages 38, 108 and 109 to identify the leading competing brand name and generic products that will compete with KP303, KP415, KP511 and KP606, in addition to naming the competing companies as previously requested.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 38, 106 and 107 of the Amended DRS.

Anti-takeover provisions in our certificate of incorporation…, page 57

3.	On page 57, your disclosure states “[i]n addition, the provisions of our termination agreement with a third party and our agreements with Deerfield may discourage, delay or prevent a change in control of our company.” Revise to identify the referenced third party as MonoSol RX.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amended DRS.

Market and Industry Data, page 63

4.	We reissue our prior comment 7. Please revise your disclosure to remove the language added to this section in the current amendment and to remove the language that we previously requested be deleted or alternately state that you are responsible for all of the disclosure you provide in the prospectus.

Response to Comment 1:

In response to the Staff’s comment, the Company has removed the referenced disclosure on page 63 of the Amended DRS.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

February 13, 2015

Page Three

Business, page 90

5.	We note that your disclosure regarding the asset purchase agreement with Shire is spread throughout the prospectus. Please revise the business section to provide a comprehensive description of the material terms of that agreement under one heading. In your response, you should also explain to us the basis for your apparent conclusion that this is not an affiliated agreement that would require identification as such under “Related Party Transactions” as Travis C. Mickle Ph.D. is a party to this agreement.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended DRS. In addition, the Company has expanded the disclosure on page 142 of the Amended DRS to include the asset purchase agreement with Shire as a related party transaction.

Principal Stockholders, page 149

6.	Your revised disclosure in response to prior comment 13 does not include the requested statement that James E. Flynn is the sole beneficial owner of the shares held of record by Deerfield Private Design Fund III. Accordingly, please revise your disclosure in Footnote 1 to so state.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Amended DRS.

Warrants on Common Stock, page F-20

7.	Your response to prior comment 16 indicates terms of the Underwriter Warrants not currently disclosed herein. Please revise this note to describe these and any other significant terms.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-20 and F-21 of the Amended DRS.

*    *    *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

February 13, 2015

Page Four

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Please fax any additional comment letters concerning the Amended DRS to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058 or Matthew P. Dubofsky, of Cooley LLP’s Colorado office, at (720) 566-4244.

Sincerely,

COOLEY LLP

/s/ Brent B. Siler
Brent B. Siler

cc:	Gordon K. Johnson, KemPharm, Inc.

James C. T. Linfield, Cooley LLP

Matthew P. Dubofsky, Cooley LLP

David W. Pollak, Morgan, Lewis & Bockius LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM